

Mail Stop 3720

May 12, 2009

Gregory Ruff
President
KOKO LTD.
6411 So. Auer Street
Spokane, Washington 99223

> **Re:** **KOKO LTD.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed March 30, 2009**
> **File No. 333-157878**

Dear Mr. Ruff:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to contact us at the telephone numbers listed at the end of this letter.

General

1. We note your response to comment one from our letter dated March 31, 2009. Please provide your analysis as to why the operations with respect to this shell company are not commensurate in scope with those ordinarily associated with a blank check company and why you do not need to comply with Rule 419. Notwithstanding disclosure on page 14 that KOKO does not intend to enter into any merger, business combination, change of control or similar transaction, we note these disclosures:

   - KOKO has not started its proposed business operations or realized any revenues (page 6);

- KOKO may have to cease operations because its management is inexperienced in the development, manufacturing and marketing of steak timers (page 6);

- KOKO's officers and director are only devoting 10% of their time to your operations (page 7);

- KOKO estimates that it will begin generating fees within 15 months from the date of this prospectus (page 12);

- KOKO has not yet located a manufacturer or distributor for its product (page 15);

- Mr. Ruff has only begun the filing of an application for the patent for the device (page 15); and

- KOKO's director and officers own 87.16% of its issued and outstanding shares of common stock and will have overwhelming influence in determining the outcome of all corporate transactions or other matters, including mergers, consolidations, and the sale of all or substantially all of its assets, and the power to cause or prevent a change in control (page 22).

In view of the above, it appears KOKO's business plan is commensurate with the uncertainty ordinarily associated with a blank check company. Therefore, please revise the registration statement to comply with the requirements of Rule 419 of Regulation C. In particular, please revise your filing to include the disclosure required by Item 419(c) and confirm that you will file post-effective amendments as required by Rule 419(d).

2. We note that you are registering all of your outstanding shares of common stock held by persons other that Mr. Ruff and Mr. Littler. In light of this, and taking into consideration the short time the selling shareholders have held the shares, it appears that this resale registration statement is an indirect primary offering. If you disagree, please provide us with your legal analysis as to why the sale of shares by selling shareholders should be regarded as a secondary offering, which is eligible to be made on a delayed or continuous basis under Rule 415(a)(1)(i), rather than a primary offering where the selling shareholders are actually underwriters selling on behalf of the issuer. This analysis should include, but not be limited to, whether there were any material agreements between the company and any of the shareholders and an explanation of the circumstances under which the selling shareholders initially purchased your stock. Please also disclose the basis of your reliance on Rule 506 of the Securities Act with respect to the private placement of your shares on December 30, 2008.

3. We note your references to shareholders' ability to sell shares in compliance with Rule 144 of the Securities Act. Please provide your analysis for why your company would not be deemed a shell company for the purposes of Rule 144(i). We note that Rule 144(i) states that Rule 144 is not available for the resale of securities initially issued by an issuer with nominal operations and nominal non-cash assets.

4. We note that you have not provided the representations originally requested in our letter of March 26, 2009. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

<u>Business, page 14</u>

5. We note your response to comment three from our letter dated March 31, 2009. Please revise your business section to disclose the development of the company's business in the last three years. Such disclosure should include a discussion of the sun hat project referenced in your response as well as any other projects the company has undertaken. See Item 101(h) of Regulation S-K.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Jessica Plowgian, Attorney-Adviser, at (202) 551-3367 or me at (202) 551-3257 with any questions.

Sincerely,

Celeste M. Murphy
Legal Branch Chief

Cc: Conrad C. Lysiak (via facsimile)